

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 4, 2016

Jeffrey S. Sloan
Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328

  Re: Global Payments Inc.
    Registration Statement on Form S-4
    Filed February 5, 2016
    File No. 333-209419

Dear Mr. Sloan:

  We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We remind you of the requirements to update your financial statements and related disclosures throughout the filing to comply with Rule 3-12 of Regulation S-X. In this regard, please incorporate by reference the most recently filed financial statements for Heartland Payment Systems, Inc.

Cover Page

2. Please disclose that voting stockholders will not know the combination of share and cash consideration to be received prior to voting at the stockholder meeting.

Summary

Merger Consideration, page 11

3. Please revise to indicate the anticipated time that will lapse between the shareholder vote and the closing of the merger.

4. Disclose here, as you do in the Risk Factor section, the expected number of shares to be issued to investors, based upon currently outstanding share amounts.

5. Please tell us if you anticipate any additional issuances of shares. In this regard, it appears that additional issuances of shares have occurred since you entered into the merger agreement in December 2015. For example, we note that the number of Heartland's outstanding shares referenced in the footnotes to the fee table, as of February 2, 2016, is different from that on the Annual Report on Form 10-K for the fiscal year ended December 31, 2015, which provides the outstanding shares as of February 24, 2016.

Information About the Special Meeting

Solicitation of Proxies, page 38

6. We note that you may employ various methods to solicit proxies, including by telephone, facsimile, email or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c) of the Securities Exchange Act. Please confirm your understanding.

Proposal 1: The Mergers

Background of the Mergers, page 41

7. Please discuss the reasons for and negotiations behind management's decision regarding the valuation and form of consideration for the merger, including whether any alternatives to the cash and stock offer were considered and why such alternatives were not pursued.

8. We note your disclosure regarding the meetings in December 2015 during which potential financing plans were discussed. Please provide more detail regarding any discussions related to the indebtedness that will be assumed and the financing agreements necessary to complete the merger.

9. Please clarify how the terms changed from the initial draft agreement to the final agreement. In this regard, we note your disclosure on page 42 that a draft merger agreement was delivered in early December and that "the parties and their counsel subsequently had regular discussions on the terms of the draft agreement."

10. Please discuss the "strategic alternatives" contemplated by the Heartland Board and the reasons against pursuing any particular alternative. In this regard, we note the fourth bullet point on page 45 stating that the Heartland Board believes the merger is the best option compared to the other strategic alternatives available to Heartland.

Opinion of Greenhill & Co., LLC, page 47

11. Please provide us with copies of all board books and other materials prepared by the financial advisors and shared with the boards of directors and their representatives.

12. We note your disclosure on page 41 that FT Partners served as one of Heartland's financial advisors in this transaction. If FT Partners provided any report, opinion or appraisal, please provide the information required under Item 4(b) of Form S-4 and Item 1015(b) of Regulation M-A.

Discounted Cash Flow Analysis, page 53

13. We note the description of the discounted cash flow analysis prepared by Greenhill. We further note that Greenhill relied on projections provided by Global Payments when preparing the discounted cash flow analysis. Please revise your description of the discounted cash flow analysis to disclose these projections.

Financing, page 62

14. Please expand your discussion to include a description of the significant terms of your financing commitments, including the use of financing commitments to repay certain of Heartland's indebtedness, as disclosed in your Risk Factor section on page 32. Also file as an exhibit the debt commitment letter mentioned in this section.

Litigation Related to the Mergers, page 64

15. Please provide any material updates regarding the pending class action suit that is challenging the merger.

The Merger Agreement, page 66

16. We note your statements in the second sentence of the second paragraph and the first sentence of the third paragraph. Please revise this section to remove any statements that inappropriately imply that readers should not rely on the representations, warranties and

covenants described in this section and in the merger agreement. Further, please clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Where You Can Find More Information

Documents Incorporated by Reference, page 125

17. Please revise this section to expressly incorporate by reference Global Payment's Current Report on Form 8-K filed on March 1, 2016 and Heartland's Annual Report on Form 10-K filed on February 29, 2016. In addition, you may wish to consider the guidance in Question 123.05 of our Compliance and Disclosure Interpretations for Securities Act Forms.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products